Exhibit 99.1

 March 2021    Electronic Industries          January 2022

 Please note that this webinar is being recorded. This safe harbor disclaimer pertains to the contents and discussions on this webinar.This presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Reference is made in particular to the descriptions of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking terminology such as “will”, “would”, “may”, “should”, “estimates”, “expects”, “believes”, “anticipates”, “intends”, “projects”, “predicts”, “targets”, or similar terms, variations of such terms or the negatives of such terms. Forward looking statements are based on management’s current expectations. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development and testing of new products, obtaining regulatory approvals, production and marketing of the Company’s product candidates, those risks and uncertainties associated with the protection of the Company’s intellectual property rights and other risk factors contained in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.   2  Disclaimer

 Webinar Agenda  Summary of 2021 RevenuesRADA’s Unique Go-to-Market Strategy (“RADA Inside”)Status of our Markets2022 ForecastQ&A

 4  Summary of 2021 Revenues  2021 revenues of $117MRecord year for RADA54% YoY Growth, unique in defenseGreat achievement, given that:New and emerging marketCR in the US pushed some expected revenue to 2022Strong growth potential ahead of usFormal full-year results on Feb 9th   $28M  $26M  $76M  $44M  $117M   $13M    100+%    125%58%    105%72%    ~64%~54%  Radar Revenue Growth  Overall Revenue Growth  Radars  Avionics

Our Go-To-Market Strategy

RADA

- **Pioneering a Nascent Market Since 2010**
  - Self-invested in advanced technology and products
  - When market emerged in 2014, we became first movers
  - Urgent acquisitions became the norm since 2017
  - Market characterized by limited visibility, low backlogs
- **"RADA Inside" Unique Strategy**
  - Converting pipeline into 12-months production plans
  - Building to stock, "book & ship" commercial approach
  - Addressing all relevant integrators, offering same terms to all
  - Our best-value radars became incumbents in many programs
  - Very fast deliveries from stock surface significant competitive advantage


RADA
inside

5

Status of our Markets: TAM

RADA





$6+ Billion TAM

Mini-Tactical Radar Opportunity Over the Next Decade





Active Protection System (APS) Radar Market

~$1.5B Current US TAM	*~$1.5B Current RoW TAM*
Key RADA Awards	**Future Opportunities**

Key RADA Awards



Bradley APS 1st Brigade



IMoD Eitan AFV

Nederland CV-90

Future Opportunities

US Army Stryker Brigades

US Army NGCV

Additional Bradley Brigades

Australian L-400

Air Defense / Short-Range Surveillance Radar Market

~$1.5B Current US TAM	*~$1.5B Current RoW TAM*
Key RADA Awards	**Future Opportunities**

Key RADA Awards



Army IM-SHORAD
4 battalions, 144 vehicles



USMC GBAD

Future Opportunities

Additional IM-SHORAD Battalions

Additional GBAD Vehicles

Hundreds of fixed and mobile sites across USAF, USN and SOCOM

6

Status of our Markets: The APS Global Market

RADA

- **Still in its nascent phase**
- **Current backlog of over- $30m for "Iron Fist" deliveries**
  - Expect to increase significantly in 2022
- **Meaningful contribution to revenues to start in 2023**
- **US is testing on Bradley, other countries to follow**
- **Engaged in other emerging future programs (OMFV, VPS, MIPS, …) – 2025 and beyond**





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Status of our Markets: SHORAD/Point-defense in USA

RADA

- **Fueled our growth since 2017, starting with urgent need to address C-sUAS**
- **Delivered over-$160M to date (over-$80M in 2021), at ~100% growth each year**
  - Pop-up of J/UONS, limited visibility, minimal backlog
- **Market demands are shifting towards addressing bigger UASs and Cruise Missiles threats**
- **From J/UONS to POR/OTA, having line items in DoD budget**
  - Transition is typically 18-24 months
  - Incumbency on several solutions enabled sustained growth
  - Resulting in clarity and visibility, while allocation of funds is annual
- **Market turning into stable growth: $100m+ annually in the US, based on TAM**
- **CR is hoped to finish in Feb 2022, we can catch-up quickly**
  - “Urgency” is a protective shield; prior-year appropriations are expected to continue



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Status of our Markets: Non-US SHORAD/Point-defense

RADA

- **Three main geographies: Near East, Europe/NATO, India**
  - Currently accounts for ~25% of total revenues; expected to grow to ~30% and more in 2022
  - Can reach the US level by end of 2024
- **Near East:**
  - Area suffers from drones and missiles attacks
  - Active since 2019, revenues are growing steadily
- **Europe/NATO:**
  - Typically lagging and following US; need is recognized; uptick expected in 2023
  - Currently in incubation phase; momentum with prominent integrators
- **India:**
  - Awakening around C-sUAS
  - Significant initial sales expected in 2022
  - Indigenous production (thru Indian JV) is planned in 2023



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2022 Forecast

RADA

- **Avionics:**
  - Stable at ~**$10M**, similar to recent years
- **US SHORAD/Point-Defense:**
  - Stabilizing, over-90% of forecast is visible thru DoD budget line items
  - Forecasting **$90M** for 2022
  - "Urgency" suggests upside
- **Non-US SHORAD/Point-Defense:**
  - Pipeline of about $1B for the next 5 years
  - Translating into **$40M** for 2022
- **Organic revenue guidance calls for $140M, up 20% YoY, in line with "street consensus"**
- **Growth strategy addresses M&A**


Avionics
Non US Radar Revenue
US Radar Revenues

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